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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                               Wireless One, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    97652H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                        30 Rockefeller Plaza, 24th Floor
                            New York, New York 10112
                                 (212) 408-2416

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 January 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 21 Pages)

                                  SCHEDULE 13D


 CUSIP No. 97652H100                                         Page 2 of 21 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Chase Manhattan Capital, L.P.
          (as assignee of Chase Manhattan Capital Corporation)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|_|
                                                                          (b)|X|

3         SEC USE ONLY

4         SOURCE OF FUNDS*
          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS (d) OR 2(e).                                                 |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                    7       SOLE VOTING POWER
                            0 (See Items 2, 5 and 6)
  NUMBER OF
   SHARES           8       SHARED VOTING POWER
  BENEFI-                   1,991,690 (See Items 2, 5 and 6)
   CIALLY
  OWNED BY          9       SOLE DISPOSITIVE POWER
    EACH                    0 (See Items 2, 5 and 6)
 REPORTING
   PERSON           10      SHARED DISPOSITIVE POWER
    WITH                    1,991,690 (See Items 2, 5 and 6)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,690 (See Items 2, 5 and 6)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.8%

14        TYPE OF REPORTING PERSON*
          CO


                             (Page 2 of 21 Pages)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


 CUSIP No. 97652H100                                         Page 3 of 21 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Chase Venture Capital Associates, L.P.
          13-337-6808

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|
                                                                         (b)|X|

3         SEC USE ONLY

4         SOURCE OF FUNDS*
          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS (d) OR 2(e).                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          California

                    7       SOLE VOTING POWER
                            1,482,132 (See Items 2, 5 and 6)
 NUMBER OF
  SHARES            8       SHARED VOTING POWER
  BENEFI-                   0 (See Items 2, 5 and 6)
  CIALLY
 OWNED BY           9       SOLE DISPOSITIVE POWER
   EACH                     1,482,132 (See Items 2, 5 and 6)
 REPORTING
  PERSON            10      SHARED DISPOSITIVE POWER
   WITH                     0 (See Items 2, 5 and 6)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,482,132 (See Items 2, 5 and 6)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |X|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.8%

14       TYPE OF REPORTING PERSON*
         PN

                             (Page 3 of 21 Pages)

 CUSIP No. 97652H100                                         Page 4 of 21 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Baseball Partners

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                       (b)|X|

3         SEC USE ONLY

4         SOURCE OF FUNDS*
          WC and AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e).                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

                    7       SOLE VOTING POWER
                            0 (See Items 2, 5 and 6)
 NUMBER OF
  SHARES            8       SHARED VOTING POWER
  BENEFI-                   393,226 (See Items 2, 5 and 6)
  CIALLY
 OWNED BY           9       SOLE DISPOSITIVE POWER
   EACH                     0 (See Items 2, 5 and 6)
 REPORTING
  PERSON            10      SHARED DISPOSITIVE POWER
   WITH                     393,226 (See Items 2, 5 and 6)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         393,226

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.3%

14        TYPE OF REPORTING PERSON*
          PN

                             (Page 4 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

                                Preliminary Note

         The information set forth herein has been adjusted to reflect the names of new general partners of Chase Capital Partners and to reflect an increase in the number of shares owned by Chase Venture Capital Associates, L.P. as a result of certain shares being released from escrow and receipt of shares as payment for directorship services.

Item 1.  Security and Issuer.

         The information contained in this Item 1 is amended in its entirety to read as follows:

         The name of the issuer is Wireless One, Inc. (the "Company" or the "Issuer"). The address of the Issuer's principal executive offices is 5551 Corporate Blvd., Suite 2K, Baton Rouge, Louisiana 70809-4115. This statement relates to the Issuer's Common Stock, $.01 par value (the "Common Stock").

Item 2.  Identity and Background.

         The information contained in Item 2 is amended in its entirety to read as follows:

         This statement is being filed by Chase Manhattan Capital, L.P., a Delaware limited partnership ("CMC, L.P.") (as assignee of Chase Manhattan Capital Corporation, a Delaware corporation ("CMCC")), Chase Venture Capital Associates, L.P., a California limited partnership ("CVCA"), and Baseball Partners, a New York general partnership ("Baseball"). As a result of an internal reorganization, all of the investment holdings of CMCC were contributed to CMC, L.P. The principal offices of CMC, L.P., CMCC, CVCA and Baseball are located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

         CMC, L.P., CMCC and CVCA are engaged in the venture capital and leveraged buyout business. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), which is also engaged in the venture capital and leveraged buyout business and whose principal office is located at the same address as CVCA.

         Mitchell J. Blutt, M.D., and Jeffrey C. Walker are the directors of CMCC. The executive officers of CMCC are as follows:

         Jeffrey C. Walker, Chairman and President
         Donna L. Carter, Senior Vice President and Treasurer
         Warren P. Leonard, Vice President
         P. Jon Masur, Vice President and Controller
         Robert C. Carroll, Secretary
         Mitchell J. Blutt, M.D., Assistant Secretary.

In addition, each of the individual gerneral partners of CCP listed below is also a Vice President of CMCC.

The address for each of the directors and executive officers of CMCC, each of whom is a U.S. citizen, is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017. CMCC is a wholly owned subsidiary of The Chase Manhattan Bank, a New York


                              (Page 5 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

corporation ("Chase Bank"), which in turn is wholly owned by The Chase Manhattan Corporation, a Delaware corporation ("Chase").

         Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen whose principal occupation is general partner of CCP and whose business address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

         John R. Baron
         Christopher C. Behrens
         Mitchell J. Blutt, M.D.
         Arnold L. Chavkin
         I. Robert Greene
         Michael R. Hannon
         Donald J. Hofmann
         Stephen P. Murray
         John M. B. O'Connor
         Brian J. Richmand
         Shahan D. Soghikian
         Jonas Steinman
         Jeffrey C. Walker
         Damion E. Wicker, M.D.

Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco CA 94111.

         Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly owned subsidiary of Chase. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

         Chase Bank is a New York corporation engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase Bank.

         Chase is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase.



                              (Page 6 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

         Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses or residence addresses and principal occupations or employments of each general partner of Baseball, each of whom is a U.S. citizen. Baseball is a New York general partnership formed for the purposes of investing in venture capital and leveraged buyout transactions. The general partners of Baseball are current and former employees of CCP and CMCC.

         To CMC, L.P.'s, CVCA's and Baseball's knowledge, the responses to Items 2(d) and (e) of Schedule 13D are negative with respect to each such entity and all persons regarding whom information is required hereunder by virtue of each such entity's responses to Item 2.

         Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that in addition to CVCA, CMC, L.P. and Baseball the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Case Capital, Case Capital's executive officers and directors, Principals, Principals' controlling partners, European Principals, European Principals' controlling partners. Chase, Chase's executive officers and directors, Chase Bank, Chase Bank's executive officers and directors, and Baseball's individual general partners, the information provided in Items 3-6 with respect to CVCA, CMC, L.P. and Baseball should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA, CMC, L.P. or Baseball, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA, CMC, L.P. or Baseball or a member of a group together with CVCA, CMC, L.P. or Baseball either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 3.  Interest in Securities of the Issuer.

         The information contained in Item 3 is amended in its entirety to read as follows:

         CMC, L.P. is deemed to be the beneficial owner of 1,991,690 shares of the Issuer's Common Stock. CMCC's deemed beneficial ownership represents 11.8% of the Common Stock outstanding at December 31, 1998. As disclosed in Items 2, 5 and 6, CMC, L.P. has shared voting and dispositive power with respect to such shares of Common Stock.

         CVCA is deemed to be the beneficial owner of 1,482,143 shares of the Issuer's Common Stock, which amount includes (i) 953,243 shares of the Issuer's Common Stock which have been released from escrow pursuant to the Merger Agreement, and (ii) Options to Purchase 2,000 shares of the Issuer's Common Stock granted to Arnold L. Chavkin for services rendered as a Director of the Issuer. As a general partner of CCP, Mr. Chavkin is obligated to exercise the Options upon the CVCA and is further obligated to transfer to CVCA all shares issued upon the exercise of any of the Options granted to him. The Options were granted on January 1, 1998, expire on January 1, 2005, have an exercise price of $2.06 per share and vest as follows: 500 shares on 1/1/99; 500 shares on 1/1/00; 500 shares on 1/1/001; and 500 shares on 1/1/02. CVCA's deemed beneficial ownership represents 8.8% of the Common Stock outstanding at December 31, 1998. Except as may otherwise be disclosed in Items 2, 5 and 6, CVCA has sole voting and dispositive power with respect to such shares of Common Stock.

         Baseball is deemed to be the beneficial owner of 393,226 shares of the Issuer's Common Stock. Baseball's deemed beneficial ownership represents 2.3% of the Common Stock



                              (Page 7 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

outstanding at December 31, 1998. As disclosed in Items 2, 5 and 6, Baseball has shared voting and dispositive power with respect to such shares of Common Stock.

         All such ownership percentages of the Issuer's Common Stock reported herein and in Item 6 below are based on information provided to the Former TWI Stockholders by the Company in connection with the Merger that there were 13,498,752 issued and outstanding shares of the Company immediately prior to the Merger and are reported herein to the best knowledge and belief of the reporting persons.

         Except as reported in Items 3-6 herein and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA, CMC, L.P. and Baseball has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA, CMC, L.P. or Baseball, respectively.

Item 4.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         The response to Item 4 is amended in its entirety to read as follows:

         Reference is made to the information disclosed under Items 2, 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

         CCP is the sole general partner of CVCA, the limited partner of CMC, L.P. and acts as investment manager for CMCC, and has a pecuniary interest in the securities of the Issuer held by such persons, but the amount of such interest is not readily determinable because it is contingent on numerous factors, including vesting and CVCA's, CMC, L.P.'s and CMCC's respective rates of return. Baseball has agreed to give CCP a proxy to vote the securities of the Issuer held by Baseball. Baseball has also agreed to enter into certain "co-sale" and "drag along" agreements with CMC, L.P. and CCP with respect to the respective securities of the Issuer held by Baseball and CMC, L.P. As a result of these arrangements and relationships, (i) CCP and its controlling persons may be deemed to have voting and dispositive power with respect to the securities of the Issuer held by CVCA, CMC, L.P. and Baseball (constituting in the aggregate 3,867,048 shares of Common Stock of the Issuer, representing an aggregate of approximately 22.9% of the Issuer's total outstanding Common Stock at December 31, 1997), and (ii) CMC, L.P. may be deemed to have voting and dispositive power with respect to the securities of the Issuer held by Baseball.

         In connection with the consummation of the Merger, certain stockholders of the Company, including CMC, L.P., CVCA and Baseball (collectively, the "Chase Entities"), Hans Sternberg, Sean Reilly, Premier Venture Capital Corporation ("Premier"), Advantage Capital Partners, Limited Partnership ("Advantage I"), Advantage Capital Partners II, Limited Partnership ("Advantage II", and, together with Hans Sternberg, Sean Reilly, Premier, and Advantage I, the "Wireless One Holders"), Heartland and certain of its subsidiaries (collectively "Heartland"), MWTV, VCI and VanCom (MWTV, VCI and VanCom, collectively, the "Non-Chase Former TruVision Holders") and the Company, entered into an Amended and Restated Stockholders Agreement, dated as of July 29, 1996 (the "Stockholders Agreement"). A copy of the Stockholders Agreement is attached hereto as Exhibit F.

         Pursuant to the Stockholders Agreement, the parties thereto agreed to vote their Common Stock so that the Board of Directors of the Company (the "Board") will have nine members, one of whom will be designated by a majority of the shares of Common Stock held by the Non-Chase Former TruVision Holders (who shall initially be Henry M. Burkhalter), three of



                              (Page 8 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

whom will be designated by a majority of the shares of Common Stock held by Heartland (at least one of whom must be independent of Heartland, the Company and the Wireless One Holders) (the independent director of which shall initially be Daniel L. Shimer and the two other directors of which shall initially be David E. Webb and J.R. Holland, Jr.), three of whom will be designated by a majority of the shares of Common Stock held by the Wireless One Holders (at least one of whom must be independent of Heartland, the Company and the Wireless One Holders) (the independent director of which shall initially be William K. Luby, and the other directors of which shall initially be Sean Reilly and Hans Sternberg), and two of whom will be designated by the Chase Entities (who shall initially be Arnold Chavkin and William Van Devender).

         The Stockholders Agreement provides, among other things, that (i) no party to the Stockholders Agreement shall transfer its shares of Common Stock (other than in a public sale) unless the transferee becomes a party to the Stockholders Agreement, and (ii) until October 24, 1998, the parties to the Stockholders Agreement may not (without prior approval of the Board), (a) acquire (subject to certain exceptions described in the Stockholders Agreement) any additional equity securities of the Company, (b) solicit proxies or consents in opposition to solicitations made by or on behalf of the Board or (c) other than in connection with the Stockholders Agreement, act together with any other person to acquire, hold, vote or dispose of securities of the Company.

         The Reporting Persons believe, based upon the Schedule 14A filed by the Company on May 24, 1996 in connection with the Merger, that the parties to the Stockholders Agreement collectively beneficially own an aggregate of approximately 10,634,802 shares of Common Stock, representing approximately 62.5% of the outstanding Common Stock at July 29, 1996, including 78,015 shares of Common Stock which Henry Burkhalter has the power, under his options, to purchase within 60 days, and those shares of Common Stock presently held in escrow pursuant to the Escrow Agreements.

         Except as described in this statement and as provided in the Merger Agreement and the Stockholders Agreement, none of the Reporting Persons (directly or indirectly), has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company.

         Copies of the Merger Agreement, the First Amendment to Merger Agreement, the Non-Acquisition Escrow Agreement, the Acquisition and Market Escrow Agreement, the Registration Agreement, and the Stockholders Agreement are attached hereto as Exhibits A, B, C, D, E, and F, respectively, and are incorporated herein by this reference. The descriptions of such documents set forth herein do not purport to be complete and are qualified in their entirety by reference to such documents.

Item 5.  Material to be Filed as Exhibits.

         *Exhibit A    --    Merger Agreement
         *Exhibit B    --    First Amendment to Merger Agreement
         *Exhibit C    --    Non-Acquisition Escrow Agreement
         *Exhibit D    --    Acquisition and Market Escrow Agreement
         *Exhibit E    --    Registration Agreement
         *Exhibit F    --    Stockholders Agreement


SCHEDULE A
--------------------------------------------------------------------------------

*        Filed Previously




                              (Page 9 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

         Item 2 information for executive officers and directors of Case Capital Corporation.

SCHEDULE B

         Item 2 information for executive officers and directors of The Chase Manhattan Bank.

SCHEDULE C

         Item 2 information for executive officers and directors of The Chase Manhattan Corporation.

SCHEDULE D

         Item 2 information for general partners of Baseball Partners.



                             (Page 10 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                   By: CHASE CAPITAL PARTNERS,
                                       its General Partner

                                   By:/s/ Jeffrey C. Walker
                                      ------------------------------------------
                                      Name:  Jeffrey C. Walker
                                      Title: General Partner



Date:  February 16, 1999



                             (Page 11 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CHASE MANHATTAN CAPITAL
                                       CORPORATION


                                       By:/s/ Jeffrey C. Walker
                                          -------------------------------------
                                          Name:  Jeffrey C. Walker
                                          Title: President




Date:  February 16, 1999



                             (Page 12 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     BASEBALL PARTNERS

                                     By:/s/ Christopher C. Behrens
                                        ----------------------------------------
                                        Name:  Christopher C. Behrens
                                        Title: Partner



Date:  February 16, 1999



                             (Page 13 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

                                  SCHEDULE A

                          CHASE CAPITAL CORPORATION

                              Executive Officers

  Name

  Chairman & Chief Executive Officer                William B. Harrison, Jr.*

  President                                         Jeffrey C. Walker**

  Executive Vice President                          Mitchell J. Blutt, M.D.**

  Vice President & Secretary                        Gregory Meridith*

  Vice President                                    George E. Kelts**

  Assistant Secretary                               Robert C. Carroll*

                                    Directors

                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**



--------------------------------------------------------------------------------
**       Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

**       Principal occupation is employee of Chase and/or general partner of
CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.



                             (Page 14 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

                                   SCHEDULE B


                            THE CHASE MANHATTAN BANK



                               Executive Officers*

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel

                                Directors**

Name                           Principal Occupation or Employment;
-----------------------        Business or Residence Address
                               -----------------------------

Hans W. Becherer               Chairman of the Board and Chief Executive Officer
                               Deere & Company
                               8601 John Deere Road
                               Moline, IL  61265

Frank A. Bennack, Jr.          President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, NY  10019

Susan V. Berresford            President
                               The Ford Foundation
                               320 East 43rd Street
                               New York, NY  10017

M. Anthony Burns               Chairman, President and Chief Executive Officer
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, FL  33166



--------------------------------------------------------------------------------

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, N.A., 270 Park Avenue, New York, New York 10017.

**       Each of the persons named below is a citizen of the United States of
America.



                             (Page 15 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

Name                         Principal Occupation or Employment;
-----------------------      Business or Residence Address
                             -----------------------------

H. Laurance Fuller           Chairman of the Board and Chief Executive Officer
                             Amoco Corporation
                             200 East Randolph Drive
                             Chicago, IL  60601

Melvin R. Goodes             Chairman of the Board and
                             Chief Executive Officer
                             Warner-Lambert Company
                             201 Tabor Road
                             Morris Plains, NJ  07950

William H. Gray, III         President and Chief Executive Officer
                             The College Fund/UNCF
                             8260 Willow Oaks Corporate Drive
                             P.O. Box 10444
                             Fairfax, VA 22031

George V. Grune              Chairman of the Board and Chief Executive Officer
                             The Reader's Digest Association, Inc.
                             Chairman of the Board
                             The DeWitt Wallace-Reader's Digest Fund
                             Lila Wallace-Reader's Digest Fund
                             Reader's Digest
                             Pleasantville, NY 10570

William B. Harrison, Jr.     Vice Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY  10017-2070

Harold S. Hook               Retired Chairman of the Board
                             American General Corporation
                             2929 Allen Parkway
                             Houston, TX  77019

Helene L. Kaplan             Of Counsel
                             Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue - Room 29-72
                             New York, NY 10022

Thomas G. Labrecque          President
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY  10017-2070

J. Bruce Llewellyn           Chairman of the Board
                             The Philadelphia Coca-Cola Bottling Company,
                             The Coca-Cola Bottling Company of Wilmington, Inc.
                             and Queen City Broadcasting, Inc.
                             The Philadelphia Coca-Cola Bottling Company
                             30 Rockefeller Plaza, 29th Floor
                             New York, New York 10112



                             (Page 16 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

Name                                Principal Occupation or Employment;
-----------------------             Business or Residence Address
                                    -----------------------------

Edward D. Miller                    Senior Vice Chairman of the Board
                                    The Chase Manhattan Corporation
                                    270 Park Avenue, 8th Floor
                                    New York, NY  10017-2070

Henry B. Schacht                    Retired Chairman of the Board and
                                    Chief Executive Officer
                                    Lucent Technologies, Inc.
                                    600 Mountain Avenue - Room 6A511
                                    Murray Hill, NJ 07974

Walter V. Shipley                   Chairman of the Board
                                    The Chase Manhattan Corporation
                                    270 Park Avenue, 8th Floor
                                    New York, NY  10017-2070

Andrew C. Sigler                    Retired Chairman of the Board
                                    and Chief Executive Officer
                                    Champion International Corporation
                                    1 Champion Plaza
                                    Stamford, CT 06921

John R. Stafford                    Chairman, President and Chief
                                    Executive Officer
                                    American Home Products Corporation
                                    Five Giralda Farms
                                    Madison, NJ  07940

Marina v.N. Whitman                 Professor of Business Administration
                                    and Public Policy
                                    The University of Michigan
                                    School of Public Policy
                                    411 Lorch Hall, 611 Tappan Street
                                    Ann Arbor, MI 48109-1220



                             (Page 17 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------



                                   SCHEDULE C

                         THE CHASE MANHATTAN CORPORATION

                             Executive Officers*

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel

                              Directors**

Name                           Principal Occupation or Employment;
-----------------------        Business or Residence Address
                               -----------------------------

Hans W. Becherer               Chairman of the Board and Chief Executive Officer
                               Deere & Company
                               8601 John Deere Road
                               Moline, IL  61265

Frank A. Bennack, Jr.          President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, NY  10019

Susan V. Berresford            President
                               The Ford Foundation
                               320 East 43rd Street
                               New York, NY  10017

M. Anthony Burns               Chairman, President and Chief Executive Officer
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, FL  33166



--------------------------------------------------------------------------------

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, N.A., 270 Park Avenue, New York, New York 10017.

**       Each of the persons named below is a citizen of the United States of
America.




                             (Page 18 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

Name                         Principal Occupation or Employment;
-----------------------      Business or Residence Address
                             -----------------------------

H. Laurance Fuller           Chairman of the Board and Chief Executive Officer
                             Amoco Corporation
                             200 East Randolph Drive
                             Chicago, IL  60601

Melvin R. Goodes             Chairman of the Board and
                             Chief Executive Officer
                             Warner-Lambert Company
                             201 Tabor Road
                             Morris Plains, NJ  07950

William H. Gray, III         President and Chief Executive Officer
                             The College Fund/UNCF
                             8260 Willow Oaks Corporate Drive
                             P.O. Box 10444
                             Fairfax, VA 22031

George V. Grune              Chairman of the Board and Chief Executive Officer
                             The Reader's Digest Association, Inc.
                             Chairman of the Board
                             The DeWitt Wallace-Reader's Digest Fund
                             Lila Wallace-Reader's Digest Fund
                             Reader's Digest
                             Pleasantville, NY 10570

William B. Harrison, Jr.     Vice Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY  10017-2070

Harold S. Hook               Retired Chairman of the Board
                             American General Corporation
                             2929 Allen Parkway
                             Houston, TX  77019

Helene L. Kaplan             Of Counsel
                             Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue - Room 29-72
                             New York, NY 10022

Thomas G. Labrecque          President
                             The Chase Manhattan Corporation
                             270 Park Avenue, 8th Floor
                             New York, NY  10017-2070

J. Bruce Llewellyn           Chairman of the Board
                             The Philadelphia Coca-Cola Bottling Company,
                             The Coca-Cola Bottling Company of Wilmington, Inc.
                             and Queen City Broadcasting, Inc.
                             The Philadelphia Coca-Cola Bottling Company
                             30 Rockefeller Plaza, 29th Floor
                             New York, New York 10112



                             (Page 19 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100

--------------------------------------------------------------------------------

Name                                  Principal Occupation or Employment;
-----------------------               Business or Residence Address
                                      -----------------------------

Edward D. Miller                      Senior Vice Chairman of the Board
                                      The Chase Manhattan Corporation
                                      270 Park Avenue, 8th Floor
                                      New York, NY  10017-2070

Henry B. Schacht                      Retired Chairman of the Board and
                                      Chief Executive Officer
                                      Lucent Technologies, Inc.
                                      600 Mountain Avenue - Room 6A511
                                      Murray Hill, NJ 07974

Walter V. Shipley                     Chairman of the Board
                                      The Chase Manhattan Corporation
                                      270 Park Avenue, 8th Floor
                                      New York, NY  10017-2070

Andrew C. Sigler                      Retired Chairman of the Board
                                      and Chief Executive Officer
                                      Champion International Corporation
                                      1 Champion Plaza
                                      Stamford, CT 06921

John R. Stafford                      Chairman, President and Chief
                                      Executive Officer
                                      American Home Products Corporation
                                      Five Giralda Farms
                                      Madison, NJ  07940

Marina v.N. Whitman                   Professor of Business Administration
                                      and Public Policy
                                      The University of Michigan
                                      School of Public Policy
                                      411 Lorch Hall, 611 Tappan Street
                                      Ann Arbor, MI 48109-1220






                             (Page 20 of 21 Pages)

                                  SCHEDULE 13D

Issuer:      Wireless One, Inc.                        CUSIP Number:  97652H100



                                  SCHEDULE D

                              BASEBALL PARTNERS

                           General Partners*

                  Each of the persons named below is a general partner of Baseball Partners and is a citizen of the United States of America:

                         Principal
                         Occupation                    Business
Name                     or Employment                 or Residence Address
----------------------   ------------------------      -------------------------

Christopher C. Behrens   Principal, Chase Capital      Chase Capital Partners
                         Partners                      380 Madison Avenue
                                                       12th Floor
                                                       New York, New York  10017

Robert L. Egan           President,                    Hudson River Capital, LLC
                         Hudson River Capital, LLC     667 Madison Avenue
                                                       25th Floor
                                                       New York, New York  10017

Edward T. Irwin          Vice President,               Banque Paribas
                         Banque Paribas                787 Seventh Avenue
                                                       New York, New York  10019

William K. Luby          Consultant                    179 Bingham Avenue
                                                       Rumson, New Jersey  07760

Howard D. Unger          Consultant                    Ten Randon Farms Circle
                                                       Chappaqua, New York 10514

Maria Willets            Consultant                    2 West 67th Street
                                                       Apt. 8B
                                                       New York, New York  10023


--------------------------------------------------------------------------------

* Each of the persons named below is a general partner of Baseball Partners and is a citizen of the United States of America.



                             (Page 21 of 21 Pages)